GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

03 FEB 14 7:21

February 3, 2003

Securities and Exchange C
Office of International Cor
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

03003858

SUPPL

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Annual Information Form, dated November 8, 2002.

2. Interim Consolidated Financial Statements for the three months ended October 31, 2002 and 2001, respectively.

3. Management's Discussion and Analysis for the three months ended October 31, 2002.

4. Material Change Report, dated November 22, 2002, with attached press release.

5. Material Change Report, dated January 13, 2003, with attached press release.

6. Material Change Report, dated January 15, 2003, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

dlw 2/19

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,

Gary Kaufman

cc.: Dennis Peterson

Exemption: Rule 12g3-2(b)
File No.: 82-4904

Gammon Lake Resources Inc.

Interim Consolidated Financial Statements

(Unaudited)
October 31, 2002 and 2001

Contents

Gammon Lake Resources Inc.
Interim Consolidated Statements of Loss and Deficit

(Unaudited)

Three Month Periods Ended October 31	2002	2001
Revenue		
Interest	$ 47,470	$ 19,077
Management fees (Note 5 (d))	90,000	-
	137,470	19,077
Expenses		
Amortization	814	1,047
Foreign exchange gain	(65,411)	-
General and administrative	138,953	79,844
Management fees	-	9,000
Professional fees	145,876	325,928
Wages and benefits	43,778	19,699
	264,010	435,518
Net loss	$ (126,540)	$ (416,441)
Loss per share (Note 8)	$ (0.004)	$ (0.020)
Deficit, beginning of period	$ (6,101,694)	$ (3,894,033)
Net loss	(126,540)	(416,441)
Deficit, end of period	$ (6,228,234)	$ (4,310,474)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets

(Unaudited)

	October 31 2002	July 31 2002
Assets		
Current		
Cash and cash equivalents	**$ 5,741,603**	$ 6,398,305
Receivables		
Commodity taxes	**238,814**	190,489
Other	**151,842**	149,127
Prepaids	**4,000**	4,000
	6,136,259	6,741,921
Capital assets (Note 3)	**25,215**	25,919
Mineral properties and related deferred costs (Notes 4 and 5)	**49,259,246**	48,785,981
	$ 55,420,720	$ 55,553,821
Liabilities		
Current		
Payables and accruals	**$ 169,550**	$ 168,788
Long term debt (Note 6)	**10,962,700**	11,028,111
Future income taxes (Note 10)	**11,417,000**	11,417,000
	22,549,250	22,613,899
Shareholders' Equity		
Capital stock (Note 7)	**39,099,704**	39,041,616
Deficit	**(6,228,234)**	(6,101,694)
	32,871,470	32,939,922
	$ 55,420,720	$ 55,553,821

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 5)

On behalf of the Board

"Fred George" Director "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows

(Unaudited)

Three Month Periods Ended October 31	2002	2001
Increase (decrease) in cash and cash equivalents		
Operating		
Net loss	$ (126,540)	$ (416,441)
Amortization	814	1,047
Foreign exchange gain	(65,411)	-
	(191,137)	(415,394)
Change in non-cash operating working capital (Note 9)	(50,278)	(89,116)
Cash flow from operations	(241,415)	(504,510)
Financing		
Net proceeds from issuance of capital stock	58,088	792,408
Investing		
Acquisition of capital assets	(122)	(1,262)
Expenditures on mineral properties and related deferred costs - net	(473,253)	(116,273)
Increase in payables relating to mineral properties	-	16,070
	(473,375)	(101,465)
Net (decrease) increase in cash and cash equivalents	(656,702)	186,433
Cash and cash equivalents		
Beginning of period	6,398,305	469,915
End of period (Note 9)	$ 5,741,603	$ 656,348
Cash flow per share from operations	$ (0.007)	$ (0.024)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements

(Unaudited)
October 31, 2002 and 2001

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at October 31, 2002 as well as its results of operations and cash flows for the three month periods ended October 31, 2002 and 2001.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as disclosed herein.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

2. Summary of significant accounting policies (continued)

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation and change in accounting policy
Effective August 1, 2002, the Company adopted the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 7.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

2. Summary of significant accounting policies (continued)

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share
Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at October 31, 2002, no provision has been provided in the interim consolidated financial statements.

3. Capital assets

	October 31, 2002			July 31, 2002		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 4,776	**$ 1,976**	$ 6,752	$ 4,616	$ 2,136
Exploration equipment	39,405	17,045	**22,360**	39,283	16,425	22,858
Furniture and equipment	2,957	2,078	**879**	2,957	2,032	925
	$ 49,114	$ 23,899	**$ 25,215**	$ 48,992	$ 23,073	$ 25,919

4. Mineral properties and related deferred costs

For the three month period ended October 31, 2002

	Balance July 31, 2002	**Expenditures during the period**	**Balance Oct. 31, 2002**
Mexico			
La Cuesta and Santa Maria	$ 1,063,448	$ -	$ 1,063,448
Ocampo	47,722,533	473,265	48,195,798
	$ 48,785,981	$ 473,265	$ 49,259,246

5. Commitments and contingencies

Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

b) Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 6.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

5. Commitments and contingencies (continued)

d) Bolnisi Gold NL ("Bolnisi")

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.) Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.) Bolnisi will complete the feasibility study commenced by the Company.

iii.) At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.) Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.) If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.) Bolnisi was granted a right of first refusal to develop the Company's remaining properties.

A summary of the future commitments based on the above noted option and joint venture agreements at October 31, 2002 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the property

e) Other

On October 15, 2002, the Company entered into a consulting agreement for publicity services for the following consideration:

- US $150,000 due on or before November 26, 2002; (which has been subsequently paid)
- US $150,000 due on or before December 15, 2002;
- 500,000 stock options of the Company at an exercise price of $1.01 per share, exerciseable on or before October 15, 2005 (these options are subject to shareholder approval at the next annual and special meeting – see Note 7).

These publicity services are to be provided subsequent to October 31, 2002 and therefore no amount has been recorded in these interim consolidated financial statements in relation thereto.

6. Long term debt

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.) US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

7. Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of shares	Ascribed value	
Balance – July 31, 2001	20,680,066	$ 27,525,823	
Issued during the year ended July 31, 2002:			
Pursuant to joint venture agreement			
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(1)
For cash pursuant to private placements	7,525,000	7,737,000	
For cash upon exercise of share purchase options	1,155,000	760,000	
For cash upon exercise of special warrants	519,250	233,662	
For cash upon exercise of warrants	1,410,700	951,956	
For cash upon exercise of compensation warrants	163,750	99,888	
Less: share issue costs	-	(866,713)	
Balance - July 31, 2002	36,453,766	$ 39,041,616	

7. Capital stock (continued)

Balance – July 31, 2002	36,453,766	$ 39,041,616
Issued during the three month period ended October 31, 2002:		
For cash upon exercise of options	50,000	37,500
For cash upon exercise of compensation warrants	33,750	20,588
Balance - October 31, 2002	36,537,516	$ 39,099,704

(1) Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares
As at October 31, 2002, 3,482,952 (July 31, 2002 – 3,966,926) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 4,331,050 outstanding warrants to purchase common shares as at October 31, 2002 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
100,000	December 21, 2002	$ 5.50
1,631,050	October 9, 2003	$ 0.65
2,600,000	November 30, 2003	$ 1.50

Compensation warrants
With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitled the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. By October 31, 2002, all of these compensation warrants had been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share of the Company at $1.50 per share. At October 31, 2002 none of these compensation warrants have been exercised.

7. Capital stock (continued)

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 8,953,300 options have been granted pursuant to the Company's stock option plan of which 2,776,800 have been exercised or have expired. Options granted as at October 31, 2002 are in excess of the amount available under the Company's stock option plan and the excess number is subject to shareholder approval. Set forth below is a summary of the outstanding options to purchase common shares as at October 31, 2002.

Holder	Number of Shares Under Option		Expiration Date	Exercise Price
Directors	5,000		April 20, 2003	$ 0.75
Directors	266,000		April 8, 2004	$ 1.20
Consultants	10,000		October 1, 2004	$ 2.00
Director	40,000		January 31, 2005	$ 2.40
Directors	650,000		April 25, 2006	$ 1.50
Consultants and employees	40,500		April 25, 2006	$ 1.50
Directors	370,000		September 26, 2006	$ 0.50
Consultants	60,000		September 26, 2006	$ 0.50
Directors	400,000	(1)	January 18, 2007	$ 0.70
Consultants	100,000		March 1, 2007	$ 0.90
Consultants	400,000		March 1, 2007	$ 0.93
Officers	150,000	(2)	February 7, 2007	$ 0.75
Consultants	175,000	(3)	February 7, 2007	$ 0.75
Directors	700,000	(4)	March 15, 2007	$ 0.80
Consultants	800,000	(4)	March 15, 2007	$ 0.80
Consultants	35,000	(4)	April 24, 2007	$ 1.30
Consultant	300,000	(4)	May 21, 2007	$ 1.60
Consultant	25,000	(4)	June 25, 2003	$ 2.00
Consultant	500,000	(4)	October 9, 2005	$ 1.01
Directors	1,150,000	(4)	October 9, 2007	$ 1.01

(1) 200,000 are subject to shareholder approval at the next annual and special meeting.
(2) 65,000 are subject to shareholder approval at the next annual and special meeting.
(3) 80,000 are subject to shareholder approval at the next annual and special meeting.
(4) Subject to shareholder approval at the next annual and special meeting.

7. **Capital stock (continued)**

Fixed Options	Three Month Period Ended October 31, 2002 Shares		Weighted Average Exercise Price	Year Ended July 31, 2002 Shares	Weighted Average Exercise Price
Outstanding, beginning of period	**4,576,500**		**$ 0.98**	1,111,500	$ 1.64
Granted	**1,650,000**	(1)	**$ 1.01**	4,720,000	$ 1.80
Expired	-		$ -	(100,000)	$ 2.00
Exercised	**(50,000)**		**$ (0.75)**	(1,155,000)	$ 0.66
Outstanding, end of period	**6,176,000**		**$ .99**	4,576,500	$ 0.98
Options exercisable, end of period	**2,321,500**		**$ 1.05**	2,371,500	$ 1.04

(1) All options granted during the three month period ended October 31, 2002 are subject to shareholder approval at the next annual and special meeting.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company's pro forma net loss and loss per share for the three month period ended October 31, 2002 would have been as follows:

	Net Loss	Loss Per Share
As reported	$ 126,540	$ 0.004
Pro forma		
2 years	$ 748,000	$ 0.023
5 years	$ 1,012,270	$ 0.030

Due to uncertainty of the expected life of the options granted during the three month period ended October 31, 2002, the Company has provided a range for expected option life based on management's best estimate. For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

	2 Year	5 Year
Dividend yield	0%	0%
Expected volatility	100%	100%
Risk free interest rate	3.3%	4.3%
Expected life	2 years	5 years

The Company applies the fair value method of accounting for stock based compensation awards to non-employees. No amount has been recorded with respect to the 500,000 options granted under a consulting agreement dated October 15, 2002 as these services will be provided subsequent to October 31, 2002 and the options are subject to shareholder approval at the next annual and special meeting.

8. Loss and cash flow per share

Loss and cash flow from operations per share is calculated based on the weighted average number of shares outstanding during the three month period ended October 31, 2002 of 33,018,106 (2001 – 20,680,066). Escrow shares are not included in the weighted average number of shares outstanding.

Loss and cash flow from operations per share on a diluted basis would be as per above, as all factors are anti-dilutive.

9. Supplemental cash flow information

	2002	2001
Change in non-cash operating working capital:		
Receivables	$ (51,040)	$ (22,240)
Prepaids	-	94
Payables and accruals	762	(66,970)
	$ (50,278)	$ (89,116)
Cash and cash equivalents consist of:		
Cash on hand and balances with banks	$ 704,345	$ 656,348
Temporary money market instruments	5,037,258	-
	$ 5,741,603	$ 656,348
Interest and income taxes paid:		
Interest paid	$ 486	$ 1,361
Income taxes paid	$ -	$ -

10. Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended October 31, 2002 and 2001.

	2002	2001
Net loss	$ 126,540	$ 416,441
Income tax rate	43%	45%
Expected income tax recovery	54,000	187,899
Valuation allowance	(54,000)	(187,899)
Provision for income taxes	$ -	$ -

10. Income taxes (continued)

The following table reflects future income tax liabilities at October 31, 2002 and July 31, 2002.

	October 31 2002	July 31 2002
Accounting value of mineral properties and related deferred costs in excess of tax value	**$ 12,756,000**	$ 12,756,000
Deductible share issue costs	**(442,000)**	(442,000)
Non-capital losses carried forward	**(3,078,000)**	(3,024,000)
	9,236,000	9,290,000
Valuation allowance	**2,181,000**	2,127,000
Future income tax liabilities recognized	**$ 11,417,000**	$ 11,417,000

At July 31, 2002, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company has non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,349,367	-	1,349,367
July 31, 2009	798,312	-	798,312
July 31, 2010	-	1,964,747	1,964,747
July 31, 2012	-	2,220,718	2,220,718
	$ 3,918,928	$ 4,185,465	$ 8,104,393

11. Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

	2002	2001
Management fees	**$ -**	$ 9,000
Mineral property exploration expenditures	**13,462**	12,115
Promotional fees	**-**	12,538
Professional fees	**52,985**	34,500
	$ 66,447	$ 68,153

At October 31, 2002 the Company had bonuses payable to directors of $100,000.

12. Financial instruments

At October 31, 2002, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars and are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values. There is no satisfactory market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2002

03 FEB 11 7:21

October 31, 2002

GAMMON LAKE RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2002

SELECTED CONSOLIDATED FINANCIAL INFORMATION

(a) Consolidated Balance Sheet Data (three months ended October 31, 2002 and October 31, 2001, and twelve months ended July 31, 2002) (1)

	October 31, 2002 ($)	July 31, 2001 ($)
Working Capital	5,966,709	6,229,517
Current Assets	6,136,259	6,741,921
Capital Assets	25,215	25,919
Mineral properties and related deferred costs	49,259,246	48,785,981
Current Liabilities	169,550	168,788
Shareholder's Equity	32,871,470	32,939,922

(b) Consolidated Statement of Loss and Deficit Data (three months ended October 31, 2002 and October 31, 2001) (1)

	Three Months Ended October 31, 2002 ($)	Three Months Ended October 31, 2001 ($)
Interest Income & Management Fees	137,470	19,077
Expenses	264,010	435,518
Net Loss	(126,540)	(416,441)
Net Loss (per share) (2)	(0.004)	(0.020)

Notes:

(1) Quarterly and year-end information for the indicated periods was obtained from the Corporation's unaudited interim and audited year-end financial statements for these periods.

(2) Net loss per share on a fully-diluted basis is the same as the net loss per share on an undiluted basis, as all factors are anti-dilutive.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the interim unaudited financial statements of the Corporation for the three months ended October 31, 2002 and 2001, the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, and the accompanying notes included as part of the financial statements.

Overview

The following discussion and analysis provides a summary of selected unaudited consolidated interim financial information for the three months ended October 31, 2002 and

2001, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. As a result, the Corporation has no current sources of revenue other than interest earned on cash and short-term and money-market instruments, all of which were derived from issuances of share capital.

Further details on the history of the Corporation, its mineral properties and the risk factors associated with respect to the Corporation is found in its annual information form dated November 8, 2002.

Results of Operations

During this period, the Corporation earned income of $137,470 (2001-$19,077), relating to interest on short-term investments of $47,470 (2001 - $19,077) and management fees of $90,000 (2001 – nil). The Corporation incurred expenses of $264,010 (2001-$435,518), of which $814 (2001-$1,047) were due to amortization, $65,411 (2001 – nil) were due to a foreign exchange gain, $138,953 (2001-$79,844) were due to general and administrative expenses, $nil (2001-$9,000) were due to management fees, $145,876 (2001-$325,928) were due to professional fees and $43,778 (2001-$19,699) were due to wages and benefits. As in the prior period, these amounts reflect the level of operations necessary to support continued mineral exploration by the Corporation. The Corporation currently focuses substantially all of its exploratio n activity on the northeast portion of the Ocampo Project in Mexico.

Liquidity and Capital Resources

During the three months ended October 31, 2002, the Corporation expended a total of $473,253 (2001 - $101,465) on exploration of the Ocampo Project. This level of exploration activity reflects heightened exploration activity on the northeast portion of the Ocampo Poject in Mexico. The other parts of the Ocampo Project are subject to an earn-in agreement with Bolnisi Gold NL ("Bolnisi"). Under the terms of the earn-in agreement with Bolnisi, Bolnisi has agreed to complete the feasibility study, with a view to bringing the open pit heap leach portion of the Ocampo property covered by the agreement into production within a period of eighteen months. Details of the earn-in agreement with Bolnisi are found in the notes to the October 31, 2002 unaudited interim financial statements.

During the quarter, the Corporation raised gross proceeds of $58,088 in connection with the exercise of warrants. The Corporation has adequate funds on hand to complete a significant drilling and development program on the northeast portion of the Ocampo Project (which excludes the open hit heap leach portion of the property currently under joint venture development with Bolnisi), as well as for general working capital purposes.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and obtained, at an annual and special meeting of shareholders held on December 13, 2002, the approval of its shareholders to enter into one or more arm's length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporation's issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the

subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

The ability of the Corporation to continue exploration and development of its property interests, and to maintain its property interests and not forfeit such interests for non-payment of joint venture property payments, will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of commitments pursuant to the Corporation's option and joint venture agreements as at October 31, 2002 are as follows:

Agreement	Consideration	Terms
Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a third party.
Soyopa Joint Venture Agreement	U.S. $3,500,000 U.S. $3,500,000 U.S. $1,000,000	On or before November 23, 2006 (1) On or before November 23, 2007 (1) Upon sale of Ocampo Project to a third party.

Notes:

(1) Under the terms of the earn-in agreement with Bolnisi, Bolnisi is required to pay 60% of the total amount owing.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals.

Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity and capital resources will be substantially determined by the success or failure of the Corporation's exploration programs on its mineral properties and its ability to obtain equity financing.

Related Party Transactions

No director or senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation other than as follows:

(a) During the three months ended October 31, 2002, the Corporation paid a total of $66,447 (2001 - $68,153) to companies controlled by the directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees.

(b) As at October 31, 2002, the Corporation had bonuses payable to directors in the amount of $100,000.

(c) Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a) When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of securities:

  (i) one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv) one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

November 22, 2002

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newsire on November 22, 2002.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Terence R.B. Donahoe, Chairman
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 22nd day of November, 2002.

(Sgd.) "Terence R.B. Donahoe"

Terence R.B. Donahoe - Chairman
Gammon Lake Resources Inc.

Gammon/MCR.Nov.22.02

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

November 22, 2002

News Release #20-2002

Issued: 36,737,516 Shares

PINCOCK ALLEN & HOLT SUPPLEMENTAL STUDY SETS GAMMON LAKE'S SHARE OF CASH FLOWS AT CDN $0.42-CDN $0.58/SHARE AT OCAMPO PROJECT

New Cash Flow Report Is Based On Known Extent Of Project Resources At That Time. All The 2002 Highgrade Exploration And Development Programs Not Yet Factored Into Analysis

Pincock Allen & Holt (PAH) of Lakewood Colorado, has provided Gammon Lake Resources Inc. (TSX:GAM) with a supplementary cash flow study for Gammon's Ocampo gold/silver project in Chihuahua Mexico. The new report is a supplement to a preliminary assessment/scoping study prepared by PAH on April 8, 2002 and earlier reported by Gammon (Press Release #8-2002).

The current PAH supplementary report, based on data available only up to April 8th, 2002, shows that Gammon's share of cash flow from its forty percent (40%) interest in the Gammon/Bolnisi joint venture area at Ocampo, and from its one hundred percent (100%) owned high grade underground project exploration area at Ocampo translates at production into a cash flow of CDN$0.42/share in Year 1, based on 36.7 million shares currently outstanding at a US $300/oz gold price. Gammons share of the cash flow rises to CND$0.56/share in each of Years 2 and 3, and to CDN$ 0.58/share in each of Years 4 and 5 (see table below).

The supplemental PAH report predicts an internal rate of return (IRR) to Gammon of one hundred thirty-nine percent (139%) with a six month payback period. Cash operating costs are projected to average US $127.61 per ounce over the first six years of production. The full report, upon which these conclusions are based, as released on April 8th, 2002, is available at www.sedar.com.

The following table outlines the Gross Revenues, Cash Operating Costs, Cash Costs as well as Net Operating Cash Flow and Cash Flow per share before tax:

Gammon Lake's Projected Share of Production, Operating Costs and Cash Flows						
	Year 1*	Year 2	Year 3	Year 4	Year 5	Year 6
Ounces Gold	33,600	48,500	48,700	48,700	48,100	41,000
Ounces Silver	1,522,000	2,134,000	2,134,000	2,134,000	2,134,000	1,861,000
Ounces Equivalent Gold	57,000	81,000	81,000	81,000	81,000	70,000
Ounces Equivalent Silver	3,713,000	5,297,000	5,310,000	5,310,000	5,271,000	4,535,000
Gross Revenue $	17,081,000	24,366,000	24,426,000	24,426,000	24,246,000	20,861,000
Cash Operating Costs $	7,133,000	10,768,000	10,661,000	10,307,000	10,074,000	8,337,000
Cash Costs per Ounce Equivalent Gold $	125	133	132	127	124	119
Soyopa royalty payment $		400,000	400,000	400,000	400,000	400,000
Net operating cash flow $	9,948,000	13,198,000	13,365,000	13,719,000	13,772,000	12,124,000
Projected Cash Flow per Share C$	0.42	0.56	0.56	0.58	0.58	0.51

All dollar amounts in US dollars Except Cash Flow Per Share in CDN dollars Exchange rate C$1.55 = US$1.00
Current Shares Outstanding – 36,737,516
*Excludes one-time $US 1.5 million capital expenditure

Pincock Allen and Holt utilized the following assumptions in the preparation of the cash flow study:

- Gold price -$300
- Silver price - 4.60
- Gold recovery – 88%
- Silver recovery – 73%
- Open Pit – 1.26 mm tonnes per year
- Open Pit Grades – 1.81 g/t gold, 87 g/t silver
- Underground – 350 tonnes per day
- Underground grades – 7.28 g/t gold, 428 g/t silver
- Capital Requirements for Underground Mine and Plant – $7,687,000
- Working Capital - $1,000,000

The Company's management emphasizes that the cash flow and IRR calculations analyses are based solely upon project data available prior to April 8th, 2002, and represent a snapshot of the project's potential only in the early stages of the Ocampo's development. The PAH report does not take into account the extensive high grade drill results now accumulating from the Company's current ongoing 25,000 meter drilling program on its one hundred percent (100%) owned underground project area. Nor do these reports factor in the advanced feasibility stage development at the Gammon/Bolnisi joint venture project at Ocampo.

Management of the company is highly optimistic that it will achieve significant expansion of project values through ongoing intensive exploration and development, with the objective of strongly expanding on earlier scoping study results. At the same time, the exceptional economics and cash flows shown by Ocampo, even in its early stages, as above, is gratifying to management.

Bolnisi Gold, Gammon's joint venture partner on a portion of the Ocampo project, is now completing a final feasibility study and is also evaluating the potential of a milling process at Ocampo, versus a heap leach operation. Results of this analysis will be released upon completion of final feasibility. The impressive IRR projected by PAH for Gammon, reflects the fact that Bolnisi Gold must place, at its sole expense, the open pit joint venture portion of the project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $100,000 per month penalty; and in any event, Bolnisi must have the open pit joint venture project in production at the above level by February 2004 or it will not earn its interest. Gammon's capital costs of US$7.2 million relates only to Gammon's 100% owned northeast portion of the Ocampo project. This portion of the Ocampo project could increase substantially with Gammon's ongoing and accelerated current exploration and drilling program.

All of Gammon Lake's analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Pincock Allen & Holt has conducted a review of the current drill program plan and objectives and the results of data obtained to date and a site visit to observe drilling practices and sampling procedures. Mr. Gerald D. Crawford, P.E., Principal mine engineer and Ms. Susan R. Poos, P.E., Senior Mining Engineer, of Pincock Allen & Holt are the qualified persons responsible for the technical data reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Exemption: Rule 12g3-2(b)
File No.: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73
OF THE QUEBEC SECURITIES ACT, SECTION 75(2)
OF THE ONTARIO SECURITIES ACT AND SECTION 81(2)
OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

January 13, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over Canada Newswire on January 13, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia.

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306

Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 13th day of January, 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille - President
Gammon Lake Resources Inc.

Gammon/Bolnisi/MCR.Jan.13.03

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 1-2003 January 13, 2003

OCAMPO PROJECT AREA UNDER BOLNISI EARN-IN AGREEMENT NEARS FINAL FEASIBILITY COMPLETION

Gammon Lake Resources Inc. (TSX:GAM) has been advised by Bolnisi Gold NL, of Sydney, Australia, that the Feasibility Study for the Ocampo Project area being developed by Bolnisi under an Earn-In Agreement with Gammon is "well advanced" for projected completion in the first quarter of 2003.

Bolnisi has reported that a further 5,459 meters of drilling has been completed in 61 reverse-circulation drill holes since September 30, 2002. These, Bolnisi said, were designed to define in greater detail the potential open-pit mineralization in drilling at the Plaza de Gallos (16 drill holes), Refugio (24 drill holes), Picacho (15 drill holes), and Conico (6 drill holes).

The following table highlights the results of new drilling by Bolnisi since September 2002. (Gold-equivalent results are based on $US 300/oz. gold and $US 4.60/oz. silver, at a silver/gold ratio of 65:1.)

Drillhole	Area	From	To	Intercept (m)	Au g/t	Ag g/t	AuE g/t
ODH-297	PDG	48.8	57.9	9.1	1.63	107.7	3.17
ODH-298	PDG	83.8	115.8	32.0	2.56	149.0	4.69
		128.0	160.0	32.0	0.96	28.4	1.36
ODH-301	REF	72.4	95.3	22.9	3.88	163.1	6.21
		101.3	118.1	16.8	2.21	113.6	3.83
ODH-302	REF	63.2	70.9	7.62	1.47	116.2	3.13
ODH-307	PDG	67.1	93.0	25.9	1.99	111.5	3.58
	including	70.1	82.3	12.2	3.74	219.6	6.88
ODH-311	REF	15.2	22.9	7.7	1.55	79.0	2.68
ODH-313	REF	42.7	53.3	10.6	3.05	112.0	4.65
		70.1	74.7	4.6	1.63	60.0	2.49
ODH-314	REF	44.2	62.5	18.3	3.97	202.0	5.86
		77.7	79.3	1.4	1.18	114.0	2.81
ODH-315	REF	96.0	97.5	1.5	3.59	394.0	9.22
ODH-316	REF	9.1	18.3	9.2	2.36	103.0	3.83
ODH-317	REF	60.9	71.6	10.7	4.30	288.0	8.41
ODH-319	REF	79.2	88.4	9.2	4.05	180.0	6.62
	including	80.8	85.3	4.5	7.57	306.0	11.94
ODH-320	REF	77.7	86.9	9.2	1.37	83.0	2.56
	including	79.2	82.3	3.1	2.96	179.0	5.52
ODH-321	PDG	187.4	198.1	10.7	1.29	71.8	2.32
ODH-327	REF	4.6	12.2	7.6	1.15	65.6	2.09
ODH-329	REF	35.0	44.2	9.2	6.05	243.0	9.52
ODH-330	REF	77.7	86.9	9.2	1.37	83.0	2.56
ODH-331	REF	83.8	92.9	9.1	2.77	153.0	4.96
		99.1	105.2	6.1	2.47	17.25	2.72
ODH-332	PDG	42.7	53.3	10.6	2.64	122.0	4.38

ODH-333	PDG	42.2	48.8	6.6	1.67	142.0	3.70
ODH-334	PDG	0 15.2	13.7 18.3	13.7 3.1	1.64 1.64	84.0 68.0	2.84 2.61
ODH-335	PDG including	86.8 89.9	92.9 91.4	6.1 1.5	5.03 16.38	270.0 863.0	8.89 28.71
ODH-341	PIC including	13.5 19.5	27.0 25.5	13.5 6.0	6.99 13.31	278.0 476.0	11.27 20.63

Gammon Lake completed more than 28,000 metres of drilling through approximately 200 holes in what is now the Ocampo Earn-In Area, and Bolnisi has now completed approximately 12, 500 metres of drilling in more than 120 additional holes in this area.

Bolnisi has also reported to Gammon that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. Fine grinding and cyanide leaching of flotation concentrates recovered 99.2% of the gold and 98.5% of the silver, Bolnisi said.

Bolnisi has also reported that environmental work and permitting is also in progress.

As previously reported by Gammon, an independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of this Earn-In Agreement estimated an IRR for the project in excess of 139%, and also estimates Gammon's share of gold-equivalent production from this area, under the Earn-in Agreement if it is achieved, at (gold equivalent) 41,000 to 42,000 ounces on a yearly basis over a five year production period. The Pincock Allen and Holt report is available on www.sedar.com.

Bolnisi has also indicated that there exists the potential to more than double the current resource within the Earn-In Area through additional exploration both at surface and to depth.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $C 100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by February 2004 or it will not earn its interest.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. **Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for the technical data reported in this news release.**

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

Exemption: Rule 12g3-2(b)
File No-: 82-4909

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

January 15, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newsire on January 15, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 15th day of January, 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon/MCR.Jan.15.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 2-2003 January 15, 2003

GAMMON LAKE ANNOUNCES INVESTMENT IN MEXGOLD RESOURCES INC.

Gammon Lake Resources Inc (TSE: GAM) is pleased to announce that it has made a $500,000 investment in a private company, Mexgold Resources Inc. ("Mexgold Resources"). Mexgold Resources is a private junior natural resource issuer which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the "Guadulupe Gold-Silver Project".

The Guadalupe Gold-Silver Project is located in Sierra Madre Occidental physiographic province, in Chihuahua State, Mexico. The project is comprised of five mining titles totaling approximately 439.24 hectares in which Mexgold Resources owns a 100% interest.

Gold was "discovered" at the Guadalupe Gold-Silver Poject in October 1835. Production was sufficiently large that the Mexican government built a mint at Guadalupe y Calvo in 1844. Historic production has been estimated at 2,000,000 ounces gold and 28,000,000 ounces silver. Estimated production grade was 37 g/t gold and 870 g/t silver. Most of the historic production was from the Zorrilla and Pertenencia areas, comprising the northwestern two-thirds of the exposed portion of the Rosario breccia-vein structure. Later activities have focused on the southern San Francisco portion of the Rosario structure and the Nankin vein. Underground production from the Nankin started nearly 100 years after the main discovery.

The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40° W and -west striking structures are present, including the Nankin, which dip approximately 30° to 35° to the south. The Concordia and El Sol structures strike N 60° W, and dip steeply to the south.

Gammon Lake continues to focus on its Ocampo Project. The investment in Mexgold provides shareholders of Gammon Lake with the opportunity to participate in an investment in the Guadulupe Gold-Silver Project, which management of Gammon Lake believes to be a sound exploration opportunity. Mexgold Resources has $860,000 in share capital, of which approximately $385,000 has been spent on exploration expenditures on the Guadulupe Gold-Silver Project, and approximately $465,000 in cash. Mexgold Resources has no revenue and no liabilities. Mexgold Resources plans to complete a $2.0 million private placement at the time of completion of the merger.

Beginning in late Cretaceous and continuing throughout the Tertiary, the Sierra Madre region was the site of intensive volcanic and intrusive activity. Volcanic stratigraphy in the Sierra Madre Occidental has been broken into two main groups consisting of the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG). LVG rocks are the host to nearly all the major gold silver deposits found in the Sierra Madre to date. Within the Guadalupe Gold-Silver Project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs.

Currently the Guadalupe Gold-Silver Project does not have a sufficient sampling density for the determination of a measured or indicated mineral resource. Much of the more recent exploration activities have focused solely on the San Francisco portion of the Rosario breccia-vein complex. Minimal work has been completed in historically more productive Zorrilla and Pertenencia areas. Data from several detailed exploration programs, both historic and modern have been used in order to assess the exploration potential of the Guadalupe Gold-Silver Project. Table 1-1 summarizes the inferred mineral resource, estimated by Pincock, Allen and Holt (October 2002), for the Rosario and Nankin Structures.

TABLE 1-1
Guadalupe y Calvo Gold-Silver Project
Guadalupe y Calvo Estimate of Inferred Mineral Resource

Rosario Bulk Tonnage (at 75% of Available Tonnes)					
Tonnes	**Au g/t**	**Au Ounces**	**Ag g/t**	**Ag Ounces**	**eAu Ounces**
10,700,000	1.6	566,000	96	33,100,000	1,080,000
Rosario Underground (at 33% of Available Tonnes)					
700,000	18.5	393,000	435	9,200,000	530,000
11,400,000		959,000		42,300,000	1,610,000
Nankin Underground (at 33% of Available Tonnes)					
400,000	9.25	118,000	260	3,300,000	170,000
Total Rosario and Nankin Structures					
Tonnes	**Au g/t**	**Au Ounces**	**Ag g/t**	**Ag Ounces**	**eAu Ounces**
11,800,000	**2.84**	**1,077,000**	**120**	**45,600,000**	**1,780,000**

* Note: eAu based on a 1Au:65Ag ratio

Additional potential for gold and silver mineralization exists within the project boundaries. The above estimate does not address other mineralized structures that are known to be present. The potential for significant strike extensions of the Rosario and Nankin beneath post-mineral cover is also not addressed. Successful exploration results in any of these areas could significantly enhance overall project potential.

A program consisting of mapping, sampling and drilling is recommended in order to test the exploration potential of the Guadalupe Gold-Silver Project. An exploration budget is proposed for drilling and sampling that is estimated at U.S. $555,000. Mr. Clarence Wendt, P.Geo. of Pincock Allen & Holt is the qualified person responsible for the technical data reported in this news release.

Mexgold Resources is arms' length to Gammon Lake and its management. Gammon Lake Resources Inc. owns 50% of the issued and outstanding common shares of Mexgold as a result of this investment. Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that Gammon Lake will own 27.4% of the issued and outstanding shares of Seven Clans on a non-diluted basis.

Upon completion of the acquisition of Mexgold, Bradley H. Langille will be appointed as President of Seven Clans and the board of directors of Seven Clans will consist of Bradley H. Langille, Gregory K. Liller and Dale M. Hendrick. Mr. Langille is the Chief Executive Officer of Gammon Lake. Mr. Liller is the Vice-President Exploration of Gammon Lake. Mr. Hendrick is a geological consultant and outside director of Gammon Lake.

Further details of the merger of Mexgold and Seven Clans will be made available when the information circular regarding of Seven Clans seeking shareholder approval for this transaction is prepared.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.